Exhibit 4.2
DESCRIPTION OF REGISTRANT’S SECURITIES

As of June 30, 2020, Sharps Compliance Corp. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s common stock.

Description of Common Stock

The following is a summary and does not describe every right, term or condition of owning the Company’s common stock. It is subject to and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”). For a complete description, refer to the Certificate of Incorporation and the Bylaws and any applicable provisions of relevant law.

General

The Certificate of Incorporation authorizes the Company to issue up to 40,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. The authorized but unissued shares of the Company’s capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Voting

Each holder of the Company’s common stock is entitled to one vote for each share held of record on all matters on which shareholders generally are entitled to vote, except as otherwise required by law. The common stock votes as a single class on all matters relating to the election of directors to the board of directors and as provided by law. The rights of the holders of the Company’s common stock to vote on certain matters may be subject to the rights and preferences of the holders of any outstanding shares of any preferred stock that the Company may issue. The Certificate of Incorporation expressly prohibits cumulative voting. Except in respect of matters relating to the election of directors and as otherwise provided in the Certificate of Incorporation or required by law, all matters to be voted on by the stockholders must be approved by the affirmative vote of the holders of a majority in voting power of the shares present in person or represented by proxy at the meeting entitled to vote on the subject matter. The election of directors will be decided by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election.

Dividends and Other Distributions

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times, but only at such times and in such amounts as the Company’s board of directors (the “Board of Directors”) shall determine and declare.

Preemptive Rights

Holders of the Company’s common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of the Company’s capital stock upon any future issuance of shares.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company’s affairs, holders of the common stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of the debts and other liabilities. If there is any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, the Company must pay the applicable distribution to the holders of the preferred stock before the Company may pay distributions to the holders of the common stock.

Preferred Stock Issuances

The Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of one or more series of preferred stock. The Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company’s shareholders. As noted herein, the preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Company’s common stock.

Certain Anti-Takeover Effects

The provisions of Delaware law and the Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company in a coercive manner as described below. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions could have the effect of discouraging attempts to acquire the Company, which could deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. With some exceptions, this law prohibits the Company from engaging in some types of business combinations with a person who owns 15% or more of the Company’s outstanding voting stock for a three-year period after that person acquires the stock. A business combination includes mergers, consolidations, stock sales, assets sales, and other transactions resulting in a financial benefit to the interested stockholder.
The Certificate of Incorporation and Bylaws also contain provisions that may delay, defer, or discourage another party from acquiring control of the Company. The Certificate of Incorporation provides that the Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers and preferences, and the relative, participating, option, or other rights and any qualifications, limitations, or restrictions of the shares of each series. Therefore, the Company may issue additional preferred stock in ways which may delay, defer or prevent a change in control without further action by the stockholders.
The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. The Bylaws also provide that nominations of persons for election to the Board of Directors may be made at a meeting of stockholders at which directors are to be elected pursuant to (1) the notice of meeting by or at the direction of the Board of Directors or any committee thereof or (2) otherwise properly made at the annual meeting, by or at the direction of the Board of Directors or (3) otherwise properly requested to be brought before the annual meeting by a stockholder pursuant to Rule 14a-8 promulgated under the Exchange Act. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management.
The Certificate of Incorporation and Bylaws also do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of the stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board of Directors to influence the Board of Directors’ decision regarding a takeover.

Listing

The Company’s common stock is listed on the NASDAQ Capital Market under the trading symbol “SMED.”